Q77(e) (Legal Proceedings)

On May 8, 2015, a putative class action complaint (Mark Youngers v. Virtus Investment Partners, Inc. et al) alleging violations of certain provisions of the federal securities laws was filed in the United States District Court for the Central District of California. The complaint, which was purportedly filed on behalf of purchasers of certain Virtus Funds previously subadvised by F-Squared Investments, Inc. and/or its affiliates between May 8, 2010 and December 22, 2014, inclusive (the "Class Period"), alleges claims against Virtus, certain Virtus officers and affiliates (including the Adviser, Euclid Advisors LLC and VP Distributors), the trustees and certain officers of the Trust, and certain other parties (the "defendants"). The complaint alleges that during the Class Period the defendants knowingly disseminated materially false and misleading statements and concealed or omitted material facts necessary to make the statements made not misleading. On June 7, 2015, a group of three individuals, including the original plaintiff, filed a motion to be appointed lead plaintiff. On July 27, 2015, the court granted the motion, appointing movants as lead plaintiff. On October 1, 2015, the plaintiff filed a First Amended Class Action Complaint which, among other things, added a derivative claim for breach of fiduciary duty on behalf of the Trust. On October 19, 2015, the Court entered an order transferring the action to the Southern District of New York. On January 4, 2016, Plaintiffs filed a Second Amended Complaint. Defendants' filed a motion to dismiss on February 1, 2016. Oral argument on the defendants' motions is scheduled to be held on April 8, 2016. Virtus and its affiliates, including the Adviser, believe the plaintiff's claims asserted in the complaint are frivolous and intend to defend them vigorously. The Trust believes that the risk of loss to the Funds as a result of this suit is remote.